

March 26, 2024

Kelvin Ang
Chief Executive Officer
FBS Global Limited
74 Tagore Lane
#02-00 Sindo Industrial Estate
Singapore 787498

> **Re: FBS Global Limited**
> **Amendment No. 9 to Registration Statement on Form F-1**
> **Filed March 21, 2024**
> **File No. 333-269469**

Dear Kelvin Ang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 9 to Registration Statement on Form F-1 filed March 21, 2024

Explanatory Note, page ii

1. We note your statement that the Resale Prospectus Shareholders will participate in a potential resale. Please revise to state, if true, that the Resale Prospectus Shareholders will sell shares only once such shares are listed on the Nasdaq Capital Market and that the Resale Prospectus Shareholders will sell shares only once the primary offering has closed. Make consistent revisions in the alternate pages. In this regard, you should revise to leave room to provide the market price of the securities as of the latest practicable date, once available and when you utilize a separate prospectus for the resale transaction.

Please contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David L. Ficksman, Esq.